PBD 7/14/03

8A-2 T... 7-23



SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

COPY



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6683

NATIONAL ASSOCIATION OF SECURITIES DEALERS RECEIVED MAY - 2 2003

RECD S.E.C. JUL 14 2003 516

FACING PAGE

DISTRICT NO. 8

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Edwin Meyers / DBA / Robert E. Meyers & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1135 Lincoln Tower
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Meyers (260) 426-1608
(Area Code — Telephone No.)

PROCESSED JUL 28 2003 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walburn Financial Management, Inc.
(Name — *if individual, state last, first, middle name*)

6349 Constitution Drive	Ft. Wayne	IN	46804
(Address)	(City)	(State)	Zip Code)

RECEIVED APR 15 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert E. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert E. Meyers & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PROPRIETOR/BROKER-DEALER

Title

Notary Public

LE ROY CARL MEYER, JR.
MY COMMISSION EXPIRES JANUARY 11, 2008
ALLEN COUNTY, INDIANA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALBURN FINANCIAL MANAGEMENT
JOSEPH W. WALBURN CPA

ROBERT E. MEYERS & COMPANY
2002 Financial Statements

Table of Contents

6349 CONSTITUTION DRIVE • FORT WAYNE, IN • 46804
PHONE: (260) 459-2240 • FAX: (260) 432-0986

WALBURN FINANCIAL MANAGEMENT
JOSEPH W. WALBURN CPA


NATIONAL ASSOCIATION
OF SECURITIES DEALERS, INC.
APR - 7 2003
DISTRICT NO. 8

INDEPENDENT AUDITOR'S REPORT

Mr. Robert E. Meyers
Robert E. Meyers & Company
Fort Wayne, IN

We have audited the accompanying balance sheet of Robert E. Meyers & Company as of December 31, 2002 and the related statements of income and proprietor's equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert E. Meyers & Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Walburn Financial Management, Inc.
March 31, 2003

6349 CONSTITUTION DRIVE • FORT WAYNE, IN • 46804
PHONE: (260) 459-2240 • FAX: (260) 432-0986

ROBERT E. MEYERS & COMPANY
Balance Sheet
December 31, 2002

ASSETS		
CURRENT ASSETS		
Cash	$	154,456
Total Assets	$	154,456
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable, Brokers and Dealers	$	-
Total Liabilities	$	-
PROPRIETOR EQUITY		
Proprietor Equity	$	154,456
Total Liabilities and Owner Equity	$	154,456

The accompanying notes are an integral part of the financial statements

ROBERT E. MEYERS & COMPANY
Statement of Income and Proprietor's Equity
For the Year Ended December 31, 2002

COMMISSION REVENUES			$	76,629
OPERATING EXPENSES				
Auto Expense	$	4,519.00		
Commissions Paid	$	29,058.00		
Donations	$	50.00		
Dues and Subscriptions	$	1,675.00		
Insurance	$	1,751.00		
Meals and Entertainment	$	195.00		
Miscellaneous	$	409.00		
Office Supplies	$	521.00		
Postage	$	299.00		
Professional Fees	$	750.00		
Rent	$	5,764.00		
Telephone	$	1,167.00		
Total Operating Expenses			$	46,158
OPERATING INCOME			$	30,471
INTEREST INCOME			$	446
NET INCOME			$	30,917
PROPRIETOR EQUITY, BEGINNING OF PERIOD			$	125,000
DISTRIBUTIONS TO OWNER DURING THE YEAR			$	(1,461)
PROPRIETOR EQUITY, END OF PERIOD			$	154,456

The accompanying notes are an integral part of the financial statements.

ROBERT E. MEYERS & COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	30,917
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Decrease in Accounts Receivable	$	-
Increase in Accounts Payable	$	(19,120)
	$	(19,120)
Net Cash Provided by Operating Activities	$	11,797
CASH FLOWS FROM FINANCIAL ACTIVITIES		
Distributions to Owner	$	(1,461)
Net Cash Used by Financing Activities	$	(1,461)
NET INCREASE IN CASH	$	10,336
CASH, BEGINNING OF YEAR	$	144,120
CASH, END OF YEAR	$	154,456

The accompanying notes are an integral part of the financial statements

ROBERT E. MEYERS & COMPANY
Notes to Financial Statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Company Activities:
The Company is a sole-proprietorship, operating as a broker/agent.

Cash and Cash Equivalents:
The Company uses strictly cash accounts and does not carry or handle partial payment or margin accounts.

Revenue Recognition:
Revenue is recognized at the time it is earned, which is the date that the sale occurs. Expenses are matched with revenue and recognized in the same period.

NOTE B - CONCENTRATION OF CREDIT RISK

Balances deposited in the checking accounts at banks during the year may exceed the federally insured limit of $100,000.

NOTE C - INCOME TAXES

No provision has been made for federal income taxes; as such taxes are the obligation of the proprietor.

NOTE D - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ROBERT E. MEYERS & COMPANY
Statement of Net Capital Computation
For the Year Ended December 31, 2002

Cash and Cash Equivalents	$	154,456
Receivables	$	-
Total Eligible Assets	$	154,456
Liabilities	$	-
Current Capital	$	154,456
Aggregated Indebtedness	$	-
Ratio		0%

Notes and Comments:

The above schedule is in all material respects the same computation of net capital that was filed in connection with the annual Focus Report as of December 31, 2002, which was prepared and filed by the Company.

W A L B U R N   F I N A N C I A L   M A N A G E M E N T
J O S E P H   W .   W A L B U R N   C P A

April 24, 2003

Roberta Siewert
Senior Compliance Examiner
Fax (312) 606-0742

Dear Ms. Siewert:

We have examined the financial statements of Robert E. Meyers & Company as of December 31, 2002, and subsequently issued the report dated March 31, 2003.

Our examination was made in accordance with generally accepted auditing standards and accordingly include a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such test thereof for the period since the prior examination (December 31, 2001) and of the accounting records and such other auditing procedures as we considered necessary in the circumstances. The tests referred to did not disclose any material inadequacies, which my have existed in the accounting control and procedures for safeguarding securities during the period under review.

Sincerely;

Joseph W. Walburn CPA

Joseph W. Walburn CPA
Walburn Financial Management, Inc.

6349 CONSTITUTION DRIVE • FORT WAYNE, IN • 46804
PHONE: (260) 459-2240 • FAX: (260) 432-0986